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                          UNITED STATES                 OMB Number:    3235-0145
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                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2 )*


                      Gulfstream Aerospace Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, par value $.01
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  40273410
--------------------------------------------------------------------------------
                               (CUSIP Number)



--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  40273410             13G              Page 2 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Forstmann Little & Co. Subordinated Debt and Equity
    Management Buyout Partnership-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           10,265,915

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         10,265,915

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,265,915

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.1%

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  40273410             13G              Page 3 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gulfstream Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,674,325

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,674,325

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,674,325

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.7%

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  40273410             13G              Page 4 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Gulfstream Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,614,135

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,614,135

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,614,135

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.0%

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

ITEM 1(a).          Name of Issuer

                    Gulfstream Aerospace Corporation

ITEM 1(b).          Address of Issuer's Principal Executive Offices

                    P.O. Box 2206
                    500 Gulfstream Road
                    Savannah, Georgia  31402-2206

ITEM 2(a).          Name of Persons Filing

                    This  Amendment  No. 2 to the  Schedule 13G is filed by
                    (i) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), (ii) Gulfstream Partners and (iii) Gulfstream Partners II, L.P.

ITEM 2(b).          Address  of  Principal  Business  Office  or  if  None,
                    Residence

                    The address of the principal business office of each Reporting Person is:

                    c/o Forstmann Little & Co.
                    767 Fifth Avenue
                    New York, New York  10153

ITEM 2(c).          Citizenship

                    MBO-IV, Gulfstream Partners and Gulfstream Partners II, L.P. are each New York limited partnerships

ITEM 2(d).          Title of Class of Securities

                    The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

ITEM 2(e).          CUSIP Number

                    The CUSIP Number for the Common Stock is 40273410.

ITEM 3.             If  this   statement  is  filed  pursuant  to  ss.  ss.
                    240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                    (c) [ ]   Insurance   company  as  defined  in  section
                              3(a)(19) of the Act (15 U.S.C. 78c).

                    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                    (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

                    (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F);

                    (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                    (j) [ ]   Group        in        accordance        with
                              ss. 240.13d-1(b)(l)(ii)(J).

                    None of the options apply.  This Amendment No. 2 to the
                    Schedule 13G is being filed pursuant to Rule 13d-1(d).

ITEM 4.             Ownership

     (1)            MBO-IV:

                    (a)  Amount Beneficially Owned

                         MBO-IV, a New York limited partnership, directly owns 10,265,915 shares of Common Stock. FLC XXIX, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins, Thomas H. Lister and Erskine
                         B. Bowles, each a United States citizen with his principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXIX, L.P. and (other than Ms. Horbach, Mr. Lister and Mr. Bowles, who do not have any voting or investment power with respect to, or any economic interest in the shares of Common Stock owned by MBO-IV) may be deemed to share beneficial ownership of these shares of Common Stock. All the general partners of FLC XXIX, L.P. specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.
                         Theodore J. Forstmann and Sandra J. Horbach hold stock options, granted by the Issuer and currently exercisable, for 108,594 shares of Common Stock and 21,719 shares of Common Stock, respectively (which amounts are not included in the amount owned by MBO-IV). Under Rule 13d-3, Mr. Forstmann and Ms. Horbach are deemed to be the beneficial owners of the shares of Common Stock issuable pursuant to the respective options they hold.

                    (b)  Percent of Class

                         The  Shares  of  Common   Stock  owned  by  MBO-IV
                         represent approximately 14.1% of the outstanding Common Stock.

                    (c)  Number of Shares as to which such person has:

                         (i) Sole power to vote or to direct the vote - 10,265,915.

                         (ii)   Shared  power to vote or to direct the vote
                                - None.

                         (iii) Sole power to dispose or to direct the disposition of - 10,265,915.

                         (iv) Shared power to dispose or to direct the disposition of - None.

     (2)            Gulfstream Partners:

                    (a)  Amount Beneficially Owned

                         Gulfstream    Partners,   a   New   York   limited
                         partnership, directly owns 2,674,325 shares of Common Stock. FLC XXI Partnership, a New York general partnership having its principal business office at the address set forth in response to
                         Item 2(b) of this statement, is the general partner of Gulfstream Partners and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, John A. Sprague, Wm. Brian Little IRA, Winston W. Hutchins IRA, John A. Sprague IRA and TJ/JA L.P., a Delaware limited partnership, are the general partners of FLC XXI Partnership and may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4. Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins and John A. Sprague, is each a United States citizen. Messrs. Forstmann's, Klinsky's and Hutchins' principal place of business is the address set forth in response to Item 2(b) of this statement. Mr. Little's address is 630 Fifth Avenue, 26th Floor, New York, New York 10111. Mr. Sprague's address is 30 Rockefeller Plaza, 45th Floor, New York, New York 10112. Wm. Brian Little is the sole owner of Wm. Brian Little IRA, his individual retirement account. Winston W. Hutchins is the sole owner of Winston W. Hutchins IRA, his individual retirement account. John A. Sprague is the sole owner of John
                         A. Sprague IRA, his individual retirement account. Theodore J. Forstmann, a United States citizen whose principal place of business is at the address set forth in response to Item 2(b) of this statement is the general partner of TJ/JA L.P. Theodore J. Forstmann holds stock options, granted by the Issuer and currently exercisable, for 108,594 shares of Common Stock (which amount is not included in the amount owned by Gulfstream Partners). Under Rule 13d-3, Mr. Forstmann is deemed to be the beneficial owner of the shares of Common Stock issuable pursuant to the options he holds.

                    (b)  Percent of Class

                         The shares of Common Stock owned by Gulfstream Partners represents approximately 3.7% of the outstanding Common Stock.

                    (c)  Number of Shares as to which such person has:

                         (i)    Sole  power to vote or to direct the vote -
                                2,674,325.

                         (ii)   Shared  power to vote or to direct the vote
                                - None.

                         (iii) Sole power to dispose or to direct the disposition of - 2,674,325.

                         (iv) Shared power to dispose or to direct the disposition of - None.

     (3)            Gulfstream Partners II, L.P.:

                    (a)  Amount Beneficially Owned

                         Gulfstream Partners II, L.P., a New York limited partnership, directly owns 3,614,135 shares of Common Stock. FLC XXIV Partnership, a New York general partnership having its principal business office at the address set forth in response to
                         Item 2(b) of this statement, is the general partner of Gulfstream Partners II, L.P. and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven B. Klinsky, Sandra
                         J. Horbach and Winston W. Hutchins, each a United States citizen, are the general partners of FLC XXIV Partnership and may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4. The principal place of business for each of the general partners of Gulfstream Partners II, L.P., other than Messrs. Little and Sprague, is set forth in response to Item 2(b). Messrs. Little's and Sprague's addresses are set forth in paragraph 2(a) of the response to Item 4 of this statement. Theodore J. Forstmann and Sandra J. Horbach hold stock options, granted by the Issuer and currently exercisable, for 108,594 shares of Common Stock and 21,719 shares of Common Stock, respectively (which amounts are not included in the amounts owned by Gulfstream Partners II, L.P.). Under Rule 13d-3, Mr. Forstmann and Ms. Horbach are deemed to be the beneficial owners of the shares of Common Stock issuable pursuant to the respective options they hold.

                    (b)  Percent of Class

                         The shares of Common Stock owned by Gulfstream Partners II, L.P. represent approximately 5.0% of the outstanding Common Stock.

                    (c)  Number of shares as to which such person has:

                         (i)    Sole  power to vote or to direct the vote -
                                3,614,135.

                         (ii)   Shared  power to vote or to direct the vote
                                - None.

                         (iii) Sole power to dispose or to direct the disposition of - 3,614,135.

                         (iv) Shared power to dispose or to direct the disposition of - None.

ITEM 5.             Ownership of Five Percent or Less of a Class

                    Gulfstream Partners beneficially owns less than 5% of the outstanding Common Stock of the Issuer.

ITEM 6.             Ownership  of More  than  Five  Percent  on  Behalf  of
                    Another Person

                    Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

                    Not Applicable.

ITEM 8.             Identification and Classification of Members of the Group

                    Not Applicable.

ITEM 9.             Notice of Dissolution of Group

                    Not Applicable.

ITEM 10.            Certification

                    Not Applicable.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 1999        Forstmann Little & Co. Subordinated Debt
                                 and Equity Management Buyout Partnership-IV


                                 By:  FLC XXIX, L.P.
                                      General Partner


                                 By:  /s/ Winston W. Hutchins
                                      --------------------------------------
                                      Winston W. Hutchins
                                      General Partner

Dated:  February 11, 1999        Gulfstream Partners


                                 By:  FLC XXI Partnership, L.P.
                                      General Partner


                                 By:  /s/ Winston W. Hutchins
                                      --------------------------------------
                                      Winston W. Hutchins
                                      General Partner

Dated:  February 11, 1999        Gulfstream Partners II, L.P.


                                 By:  FLC XXIV Partnership
                                      General Partner


                                 By:  /s/ Winston W. Hutchins
                                      --------------------------------------
                                      Winston W. Hutchins
                                      General Partner